Exhibit 1.02 to Form SD filed on June 1, 2015
Conflict Minerals Report
This is the Conflict Minerals Report of Spectrum Brands Holdings, Inc. and its consolidated subsidiaries, including SB/RH Holdings, LLC and its consolidated subsidiaries (the “Company,” “Spectrum,” “we,” “us,” or “our”), for calendar year 2014  in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.
Applying the Dodd-Frank Act to Spectrum Brands Holdings, Inc.
The SEC’s final conflict minerals rules require a three-step compliance approach. The first step is determining applicability of the conflict minerals rules to Spectrum; the second step is a RCOI to determine whether we have reason to believe that conflict minerals from the DRC or adjoining countries are present in our products; and the third step (referred to as “due diligence” in the SEC rules) is to determine the source and origin of any such conflict minerals and the facilities in which they were processed.
As a downstream company, Spectrum is several tiers removed from mining operations and smelters or refiners (“SORs”) in dealing with its direct suppliers.  So beginning with reporting year 2014, Spectrum hired a third party provider to assist it in performing conflict mineral supply chain due diligence (the “Provider”).  Using our Provider, our supply chain due diligence processes, focusing on accountability within the supply chain (by using the industry standard Conflict Free Sourcing Initiative program) and reaching out to our suppliers, we hope to gain greater transparency in our supply chain.
The purpose of this report is to explain the steps that we performed to comply with the Dodd-Frank Act. Our first step consisted of making inquiries with our 2014 suppliers to determine whether conflict minerals were present within the products that they sold to us.  Since conflict minerals are often necessary for the functionality of the components we purchase from our first tier suppliers as subcomponents in our manufactured products, we determined it necessary to simultaneously begin the second compliance step.
Due Diligence Framework and Resources
In accordance with the rules, Spectrum undertook due diligence to determine if conflict minerals were necessary to the production or functionality of its products.  In conducting its due diligence, Spectrum implemented the  Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”), an internationally recognized due diligence framework.  Accordingly, all steps taken by Spectrum in preparing this Conflict Minerals Report were in accordance with the OECD Framework. As such, we used the 2014 Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template 3.0 (the “CMRT ”), which includes standard supply chain survey and information tracking methods to: (i) determine if our manufactured products contained conflict minerals necessary to their functionality or production, (ii) performed a RCOI and (iii) assessed our supply chain’s adherence to due diligence measures stated by the OECD Framework.

Due Diligence Steps Performed
1.	Steps Taken to Establish Strong Company Management Systems
a.	Spectrum continued disseminating conflicts minerals’ information and updates through its steering committee and welcomed new members to the committee to ensure robust representation throughout the Company’s division’s supply chains and also included legal, compliance, and internal audit departments. The committee continues to meet monthly to implement and manage Spectrum’s conflict minerals’ compliance program.
b.	Spectrum’s employees and the steering committee continues to enforce Conflict Minerals Policy. Spectrum’s policy is to eventually develop a “conflict-free” supply chain – one that does not use tin, tungsten, tantalum or gold sourced from mines or smelters that have directly or indirectly financed or benefited armed groups in the Democratic Republic of Congo or an adjoining country. A copy of our policy can be found at http://www.spectrumbrands.com/corporate-responsibility/conflict-minerals.aspx. As required by the Conflict Minerals Policy, all of our suppliers are required to sign Spectrum’s Supplier Code of Conduct, which includes requirements relating to conflict minerals and responsible sourcing. A copy of Spectrum’s Supplier Code of Conduct can be found at http://www.spectrumbrands.com/AboutUs/Supplier-Code-of-Conduct.aspx/. Spectrum incorporated requirements related to conflicts minerals in its Supplier Code of Conduct so that current and future suppliers are obligated to comply with Spectrum’s policies on conflict minerals, including participation in related to due diligence activities.
c.	Spectrum educates its employees and in addition the Steering Committee, disseminates conflict minerals’ information through division heads, supply chains and sales forces.
2.	Steps Taken to Identify Risks in the Supply Chain.
a.	Spectrum identified its businesses that manufactured or contracted to manufacture products in 2014;
b.	Spectrum identified 503 suppliers from whom it purchases components used in the production of those products; and which could contain tin, tungsten, tantalum or gold. Spectrum performed risk mitigation efforts to bring suppliers into conformity with its Conflicts Minerals Policy and contractual requirements. These efforts included working with direct suppliers during Spectrum’s frequent supplier meetings to consider alternative sources of components or supplying components which contain conflict minerals from certified conflict free sources based on the internationally recognized certifications. Spectrum publicly communicated its Conflicts Minerals’ Policy on its website at www.spectrumbrands.com/corporate-responsibility/conflict-minerals.aspx;

3.	Reasonable Country of Origin Methodology.
a.	Using the CMRT, Spectrum sent initial inquiries to those 503 suppliers and instructed them to complete the Template and return it to Spectrum.
b.	During reporting year 2014, Spectrum hired the Provider to engage its suppliers to collect information about the presence and sourcing of conflict minerals used in the products and components supplied to Spectrum and by doing so add more transparency to Spectrum’s supply chain with the ultimate goal of identifying the 3TG smelters or refiners and associated mine countries of origin.
c.	Spectrum and the Provider conducted 5 follow-up inquiries of the initially unresponsive suppliers.
d.	Spectrum and Provider also conducted follow-up with suppliers for further information if initial responses were incomplete or unclear.
e.	Spectrum performed follow-up (up to 5 times) with suppliers who returned incomplete CMRT.
f.	Provider also evaluated the completed CMRT’s for plausibility, consistency and gaps. Additional supplier contacts were conducted to attempt to resolve: (a) “quality control” flags such as smelters or refiners (“SORs”) not provided for a used metal, or (b) SOR information provided was not a verified metal processor, or (c) Supplier listed one or more SORs for an unused metal, or (d) Supplier indicated it had not received conflict minerals data for each metal from all of its relevant suppliers.
g.	After follow-up, Spectrum had a 63% supplier response rates. Twenty one % of the suppliers indicated one or more of the 3TG as necessary to the functionality or production of the products they supply to Spectrum.
4.	Mitigation Steps Spectrum Has Taken or Will Take Since the End of Calendar Year 2014 .
We undertook the following steps since the end of 2014 to mitigate the risk that our products may contain conflict minerals that benefit armed groups within the DRC, including steps to improve our due diligence:
a.	Continued to enforce our conflict minerals policy which is imbedded in our Supplier Code of Conduct (Code) and disseminate the Code to those suppliers who provide raw materials and components in Spectrum’s manufacturing operations and Spectrum’s contract manufacturers.
b.	Continued to enforce the process within Spectrum’s manufacturing operations/procurement function to notify new vendors of our conflict minerals policy within the Code.
c.	Published a copy of our 2014 Form SD and this Conflict Minerals Report on our website at http://www.spectrumbrands.com/corporate-responsibility/form/Form-SD-6-1-15-Spectrum-Brands.pdf.

d.	Continued our supply chain due diligence with the assistance of our Provider, on source and chain of custody of raw materials and components purchased for Spectrum’s manufacturing operations. Spectrum plans to enhance supplier communication and training on conflict minerals. Spectrum values its supplier relationships, but if any supplier is at risk to or violates Spectrum’s Conflict Minerals Policy or its Supplier Code of Conduct, Spectrum plans to require a corrective action plan from the supplier and move towards conflict free sourcing. Spectrum will not ban sourcing from the DRC and adjoining countries, but seeks to procure from responsible sources in the region to assist legitimate, conflict free businesses there (as shown in the chart below).
e.	Because of Spectrum’s size, the complexity of its products, and the depth, breadth and constant evolution of its supply chain, it is difficult to identify sub-tier suppliers downstream from its direct suppliers. Spectrum does not purchase product directly from any suppliers, smelters, refiners or mines in the DRC or surrounding countries. and has no direct contractual relationships with smelters and refiners. Instead, it relies on its direct suppliers to gather and provide specific information about the source of conflict minerals contained in the components supplied to it. Spectrum’s direct suppliers are similarly reliant upon information provided by their suppliers. So the Provider’s assistance and tenacity with unresponsive first tier suppliers will be valuable to continue to add transparency to the Spectrum’s supply chain. Provider’s smelter/refiner data based identified two hundred twenty three verified smelters/refiners that are in Spectrum’s supply chain. Of the two hundred twenty three, thirty four had an indication of DRC sourcing. Therefore additional investigation was undertaken to determine the source of and chain of custody of the regulated metals. The following internationally accepted audit standards were checked to determine the “DRC Conflict Status” of the SORs: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewellery Council, Chain-of Custody Certification. If the SOR was not certified by these internationally-recognized schemes, Provider attempted to contact the SOR to gain more information about its sourcing, including countries of origin and transfer and internal due diligence procedures or other processes the SORs use to track the chain-of-custody on the source of its mineral ores. Relevant information included the SOR’s documented conflict-free policy, an accounting system to support the balance of materials processed, and traceability documentation. Internet research was also performed to determine outside sources of information regarding the SOR’s sourcing practices.
Attached to this Form SD is a list of the thirty-four SOR’s  identified as DRC sourced but conflict free by the above referenced internationally recognized standards.    Based on the Reporting Year 2014 results Spectrum plans to increase the supplier responses for reporting year 2015 by continuing to emphasize to its suppliers the importance of sourcing responsibly and from conflict free sources if suppliers desire to retain Spectrum’s business.
This Conflict Minerals Report was not subjected to an independent private sector audit as it is not required by paragraph (c)(1)(iv) of the instructions to Item 1.01.

Attachment A

List of Products
The following products are more fully described in Spectrum Brands Holdings, Inc.  Form 10-K, which may be found publicly on our internet website at:
http://phx.corporate-ir.net/phoenix.zhtml?c=75225&p=irol-sec

Batteries (alkaline, zinc carbon, hearing aid batteries)
Rechargeable batteries
Battery-powered lighting products
Electric shavers and accessories
Grooming products and hair care appliances
Small household appliances
Personal care products
Hardware
Home improvement and plumbing products
Residential locksets
Builders’ hardware
Faucets
Herbicides
Insecticides and repellants
Specialty pet supplies
Metal	Smelter/Refiner	Certification Status	Mine Countries of Origin
Tin	CV United Smelting	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	China Tin Group Co., Ltd.	CFSI-Active - Tin	DRC- Congo (Kinshasa)
Tantalum	Conghua Tantalum and Niobium Smeltry	CFSI - Tantalum	Rwanda
Tantalum	Duoluoshan Sapphire Rare Metal Co., Ltd.	CFSI - Tantalum	Rwanda
Tin	Empresa Metallurgica Vinto	CFSI - Tin	DRC- Congo (Kinshasa)
Tantalum	H.C. Starck Co., Ltd.	CFSI - Tantalum	Rwanda
Tungsten	H.C. Starck GmbH	CFSI-Progressing - Tungsten	Rwanda
Tantalum	H.C. Starck GmbH Goslar	CFSI - Tantalum	Rwanda
Tantalum	H.C. Starck GmbH Laufenburg	CFSI - Tantalum	Rwanda
Tantalum	H.C. Starck Hermsdorf GmbH	CFSI - Tantalum	Rwanda
Tantalum	H.C. Starck Inc.	CFSI - Tantalum	Rwanda
Tantalum	H.C. Starck Ltd.	CFSI - Tantalum	Rwanda
Tantalum	Hi-Temp Specialty Metals, Inc.	CFSI - Tantalum	Rwanda
Tantalum	Jiujiang Tanbre Co., Ltd.	CFSI - Tantalum	DRC- Congo (Kinshasa)
Tantalum	KEMET Blue Metals	CFSI - Tantalum	Burundi, Rwanda
Tantalum	Kemet Blue Powder	CFSI - Tantalum	Burundi, DRC- Congo (Kinshasa), Rwanda
Tin	Malaysia Smelting Corporation (MSC)	CFSI - Tin	DRC- Congo (Kinshasa), Rwanda
Tin	Metallo Chimique	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	Minsur	CFSI - Tin	DRC- Congo (Kinshasa), Rwanda
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CFSI - Tantalum	Burundi, Rwanda
Tin	Operaciones Metalurgical S.A.	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	PT Bangka Putra Karya	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	PT Bukit Timah	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	PT Stanindo Inti Perkasa	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	PT Timah (Persero), Tbk	CFSI - Tin	DRC- Congo (Kinshasa)
Tin	Thaisarco	CFSI - Tin	DRC- Congo (Kinshasa), Rwanda
Tantalum	Ulba	CFSI - Tantalum	Burundi, DRC- Congo (Kinshasa), Rwanda
Tungsten	Wolfram Company CJSC	CFSI-Progressing - Tungsten	Rwanda
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	CFSI - Tungsten	Burundi, Rwanda
Tungsten	Xiamen Tungsten Co., Ltd.	CFSI - Tungsten	Rwanda
Tin	Yunnan Tin Company Limited	CFSI - Tin	Angola, DRC- Congo (Kinshasa)
Tantalum	Zhuzhou Cement Carbide	CFSI - Tantalum	Burundi, DRC- Congo (Kinshasa), Rwanda
Gold	CCR Refinery - Glencore Canada Corporation	CFSI - Gold, LBMA	DRC- Congo (Kinshasa), Zambia
Gold	Rand Refinery (Pty) Ltd	CFSI - Gold, LBMA	DRC- Congo (Kinshasa), Tanzania